EXHIBIT 99.1

Accelerating the largest user populations, the biggest data, and the most complex analytics™

Media and Investor Relations
Mike Pilcher, SAND Technology
mike.pilcher@sand.com

SAND Technology Announces Exploration of Potential Strategic
Alternatives

Montreal, Quebec - April 13, 2012: SAND Technology Inc. (OTCBB:SNDTF.OB), (the “Corporation”) announces it has initiated a process to explore potential strategic alternatives.

The Corporation has commenced a process to consider all options, which may include a sale or other transactions.

The Corporation cautions shareholders that there is no assurance whether it will receive any proposals from any third parties as a result of this initiative or implement any proposal received.

The Corporation does not intend to disclose developments with respect to the progress of its strategic alternatives until such time as the Board approves or completes a transaction or otherwise determines that further disclosure is appropriate or required.

About SAND Technology
SAND is the world's most advanced analytic database for customer data, managing massive amounts of big data, driving unparalleled performance, and deploying actionable insight to tens of thousands of users across the enterprise. With industry-leading software solutions for CRM and Loyalty analytics, SAND delivers best-of-breed analytic performance to over 600 customers. SAND Technology has offices in the United States, Canada, UK, Germany and Australia and can be reached online at www.sand.com.

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